CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
MARCH 31, 2016

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Northern Dynasty Minerals Ltd.
Condensed Consolidated InterimStatements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		March 31	December 31
	Notes	2016	2015

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$137,954	$147,088
Total non-current assets		137,954	147,088

Current assets
Available-for-sale financial assets	4	–	1,579
Amounts receivable and prepaid expenses	5	564	1,075
Restricted cash	6 (b)	–	453
Cash and cash equivalents	6 (a)	4,191	7,509
Total current assets		4,755	10,616

Total Assets		$142,709	$157,704

EQUITY

Capital and reserves
Share capital	7	$435,172	$435,069
Reserves		90,384	99,035
Deficit		(387,387)	(379,124)
Total Equity		138,169	154,980

LIABILITIES

Current liabilities
Payable to a related party	8	493	677
Trade and other payables	9	4,047	2,047
Total current liabilities		4,540	2,724

Total Liabilities		4,540	2,724

Total Equity and Liabilities		$142,709	$157,704

Commitments (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Marcel H. de Groot

Ronald W. Thiessen	Marcel H. de Groot
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss (Income)
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended March 31
	Notes	2016	2015

Expenses
Exploration and evaluation expenses	3, 11	$2,025	$2,074
General and administrative expenses	11	2,130	1,816
Legal, accounting and audit		3,854	3,248
Share-based compensation	7 (c)	156	360
Loss from operating activities		8,165	7,498
Foreign exchange loss		150	84
Interest income		(5)	(18)
Gain on sale of available-for-sale financial assets		(70)	–
Loss on sale of plant and equipment		23	–
Loss before tax		8,263	7,564
Deferred Income tax (recovery) expense		–	(1,318)
Loss for the period		$8,263	$6,246

Other comprehensive loss (income)
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	3, 7 (d)	8,875	(11,182)
Decrease in fair value of available-for-sale financial assets	4	–	92
Derecognition of available-for-sale financial assets	4	(105)	–
Other comprehensive loss (income) for the period		$8,770	(11,090)

Total comprehensive loss (income) for the period		$17,033	$(4,844)

Basic and diluted loss per common share	10	$0.04	$0.05

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Three months ended March 31
	Notes	2016	2015

Operating activities
Loss for the year		$(8,263)	$(6,246)
Non-cash or non operating items
Deferred income tax (recovery)		–	(1,318)
Depreciation		56	76
Gain on disposal of available-for-sale financial assets		(70)	–
Loss on sale of plant and equipment		23	–
Interest received on cash held		(5)	(18)
Share-based compensation		156	360
Unrealized exchange (gain) loss		145	84
Changes in working capital items
Restricted cash		453	37
Amounts receivable and prepaid expenses		503	364
Trade and other payables		2,188	68
Payable to related party		(184)	(147)

Net cash used in operating activities		(4,998)	(6,740)

Investing activities
Acquisition of plant and equipment	3	–	(28)
Proceeds from disposal of equipment	3	–	–
Proceeds from disposal of available-for-sale financial assets	4	1,754	–
Interest received on cash and cash equivalents		5	18
Net cash from investing activities		1,759	(10)

Financing activities
Net proceeds from the private placement of special warrants	7 (b)	–	3,406
Proceeds from the exercise of share purchase options	7 (b)	66	–
Net cash from financing activities		66	3,406

Net decrease in cash and cash equivalents		(3,173)	(3,344)
Effect of exchange rate fluctuations on cash and cash equivalents		(145)	(85)
Cash and cash equivalents at beginning of the year		7,509	9,447

Cash and cash equivalents at end of the year	6 (a)	$4,191	$6,018

Supplementary cash flow information	6 (a)

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd. Condensed Consolidated Changes Statements of in Interim Equity (Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital			Reserves
					Foreign
				Equity settled	currency		Share
				share-based	translation	Investment	Purchase
		Number of		compensation	reserve	revaluation	Warrants
		shares	Amount	reserve	(note 7(d))	reserve	(note 7(b))	Deficit	Total equity

Balance at January 1, 2015		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963
Special warrants issued net of transaction costs	7(b)	–	–	–	–	–	3,406	–	3,406
Conversion of special warrants into common shares		9,943,589	4,138	–	–	–	(4,138)	–	–
Share-based compensation	7(c)	–	–	360	–	–	–	–	360
Loss for the period		–	–	–	–	–	–	(6,246)	(6,246)
Other comprehensive income (loss) for the period net of tax		–	–	–	11,182	(92)	–	–	11,090
Total comprehensive income for the period									4,844

Balance at March 31, 2015		104,953,453	$393,365	$55,654	$28,361	$(86)	$10,820	$(351,541)	$136,573

Balance at January 1, 2016		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980
Common shares issued upon exercise of share purchase options	7(b)	211,500	66	–	–	–	–	–	66
Fair value allocated to shares issued on options exercised	7(b)	–	37		–	–	(37)	–	–
Share-based compensation	7(c)	–	–	156	–	–	–	–	156
Loss for the period		–	–	–	–	–	–	(8,263)	(8,263)
Other comprehensive (loss) income for the period net of tax		–	–	–	(8,875)	105	–	–	(8,770)
Total comprehensive loss for the period									(17,033)

Balance at March 31, 2016		222,150,876	$435,172	$56,353	$31,604	$(2)	$2,429	$(387,387)	$138,169

The accompanying notes are an integral part of these consolidated financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three months ended March 31, 2016, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

As at March 31, 2016, the Group has $4.2 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider further reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership still holds the option to pursue its statutory authority case in the instance that EPA finalizes a pre-emptive regulatory action under the Clean Water Act 404(c). In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process, violated FACA. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case is moving forward. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA has violated the Freedom of Information Act by improperly withholding documents related to the Pebble Project, the Bristol Bay Watershed Assessment and consideration of a pre-emptive 404(c) veto under the Clean Water Act.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The EPA has moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership has opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the Freedom of Information Act ("FOIA") litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that the EPA "improperly withheld documents in full," and that "many of the documents that defendant released should have been released to begin with because the portions that defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. A decision has not yet been issued. The Court agreed, concluding that it had "no confidence that [the EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re-evaluate all remaining documents the EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2015, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements other than those as discussed in (d)(e) below. These Financial Statements were authorized for issue by the Board of Directors on May 12, 2016.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

Name of Subsidiary [1]	Place of Incorporation	Principal Activity	Ownership
3537137 Canada Inc. [2]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of Pebble Limited Partnership.	100% (indirect)
Pebble West Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation [4]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
U5 Resources Inc. [5]	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
Cannon Point Resources Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
MGL Subco Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
Delta Minerals Inc.	British Columbia, Canada	Not active. Wholly-owned subsidiary of MGL Subco Ltd.	100% (indirect)
Imperial Gold Corporation	British Columbia, Canada	Not active. Wholly-owned subsidiary of Delta Minerals Inc.	100% (indirect)
Yuma Gold Inc.	Nevada, USA	Not active. Wholly-owned subsidiary of Imperial Gold Corporation.	100% (indirect)

Notes:

1.	An inactive wholly-owned subsidiary, 0796412 BC Ltd., was dissolved on February 17, 2016.
2.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.
3.	Holds the Pebble Project claims.
4.	Holds certain of the Pebble Project claims and claims located south and west of the Pebble Project claims.
5.	Holds certain mineral claims located north of the Pebble Project claims.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group adopted the following amendments and annual improvements that became effective January 1, 2016:

Amendments to IAS 1, Presentation of Financial Statements
Amendments to IAS 16, Property, Plant and Equipment
Amendments to IAS 27, Separate Financial Statements
Amendments to IAS 28, Investments in Associates
Amendments to IAS 38, Intangible Assets
Amendments to IFRS 10, Consolidated Financial Statements
Amendments to IFRS 11, Joint Arrangements
Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The amendments and annual improvements had no material effect on the Financial Statements.

(e)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2018

IFRS 9, Financial Instruments ("IFRS 9")
IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

The Group anticipates that the adoption of IFRS 9 and IFRS 15 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business and the current stage of development in the Group’s operations.

Effective for annual periods commencing on or after January 1, 2019

IFRS 16, Leases ("IFRS 16") and revised IAS 17, Leases ("IAS 17").

The Group anticipates that the adoption of IFRS 16 will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months. As of the date of these financial statements, the Group has not entered into any long term lease (refer note 12(a)).

(f)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2015.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Three months ended March 31, 2016	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,032	$113,573
Additions during the period	–	–	–
Dispositions during the period	–	(151)	(151)
Ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(481)	$(481)
Charge for the period [2]	–	(56)	(56)
Eliminated on disposal	–	128	128
Ending balance	$–	$(409)	$(409)

Foreign currency translation difference	24,733	208	24,941

Net carrying value – Ending balance	$137,274	$680	$137,954

Year ended December 31, 2015	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,155	$113,696
Additions during the year	–	28	28
Dispositions during the year	–	(151)	(151)
Ending balance	$112,541	$1,032	$113,573

Accumulated depreciation
Beginning balance	$–	$(278)	$(278)
Charge for the year (2)	–	(279)	(279)
Eliminated on disposal	–	76	76
Ending balance	$–	$(481)	$(481)

Foreign currency translation difference	33,743	253	33,996

Net carrying value – Ending balance	$146,284	$804	$147,088

Notes

1.	Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset was comprised of investments in marketable securities of Canadian publicly listed companies. The Group disposed of the marketable securities during the current quarter.

	March 31	December 31
	2016	2015
Marketable securities	$–	$1,579

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	March 31	December 31
	2016	2015
Sales tax receivable	$93	$164
Amounts receivable	106	514
Prepaid expenses	365	397
Total	$564	$1,075

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	March 31	December 31
	2016	2015
Business and savings accounts	$4,191	$7,509

Supplementary cash flow information

Non-cash investing and financing activities:

In the three months ended March 31, 2015, the Company converted Special Warrants on a one-for-one basis into common shares at no additional cost to the holder (note 7(b)).

(b)	Restricted Cash

During the period ended March 31, 2016, the Group was refunded $393 from restricted cash for demobilization costs incurred in the last quarter of 2015. The remaining balance of $60 was returned to Anglo American plc.

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At March 31, 2016, the authorized share capital comprised an unlimited (2015 – unlimited) number of common shares with no par value. All issued shares are fully paid.

Page | 11

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles warrants and non-employee options (options which are not issued under the Group’s incentive plan (note 7(c)), each exercisable to acquire one common share of the Company, at the beginning and end of the period:

		Three months ended March 31, 2016
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	converted	Expired	period

Special warrants issued for cash [1]
nil	Not applicable	–	–	–	–	–

Options issued pursuant to the acquisition of Cannon Point [2]
0.29	January 29, 2016	150,400	–	(150,400)	–	–
0.37	January 29, 2016	220,900	–	(61,100)	(159,800)	–
0.40	January 29, 2016	150,400	–	–	(150,400)	–
0.43	January 29, 2016	37,600	–	–	(37,600)	–
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	225,600	–	–	–	225,600
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	150,400	–	–	–	150,400
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	75,200	–	–	–	75,200
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		1,170,300	–	(211,500)	(347,800)	611,000

Warrants and options issued pursuant to the acquisition of Mission Gold [2]
0.55	July 9, 2020	13,801,672	–	–	–	13,801,672
3.00	September 14, 2017	2,871,676	–	–	–	2,871,676
Total		16,673,348	–	–	-	16,673,348

Grand Total [3]		17,843,648	–	(211,500)	(347,800)	17,284,348

Three months ended March 31, 2015
Exercise
price per		Balance at				Balance
common		beginning		Exercised/		at end of
share ($)	Expiry date	of year	Issued	converted	Expired	period
Special warrants issued for cash (1)
nil	Not applicable	27,622,642	8,340,093	(9,943,589)	–	26,019,146

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes to previous table:

1.	In the three months ended March 31, 2015, the Group completed a second tranche of a private placement financing of share purchase warrants ("Special Warrants") at a price of $0.431 per Special Warrant for cash raising gross proceeds of approximately $3,595. Each of the Special Warrants was convertible, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of a two year period from the issuance date. The Group incurred a total of $189 in advisory, finders’, regulatory, and legal fees on the financing. The outstanding Special Warrants were converted into shares subsequent to March 31, 2015.

2.	The Group exchanged options and warrants to purchase shares in Cannon Point Resources Ltd. ("Cannon Point") and Mission Gold Ltd. ("Mission Gold") for options and warrants to purchase shares in the Company pursuant to the acquisition of Cannon Point in October 2015 and Mission Gold in December 2015.

3.	At March 31, 2016, warrants and non-employee options had a weighted average exercise price of $0.95 and weighted average remaining life of 3.82 years.

(c)	Share Purchase Option Compensation Plan

The following reconciles the Group’s share purchase options ("options") issued pursuant to the Group’s plan outstanding for the three months ended March 31, 2016 and 2015:

	2016		2015
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of period	9,755,600	1.27	7,687,000	1.95
Granted	600,000	0.48	–	–
Expired	(27,000)	15.44	–	–
Forfeited/cancelled	(45,600)	1.44	(110,000)	2.53
Balance at end of period	10,283,000	1.18	7,577,000	1.94

For options granted in the three months ended March 31, 2016 (2015 – nil granted), the weighted average fair value was estimated at $0.27 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Assumptions	2016
Risk-free interest rate	0.73%
Expected life	5.0 years
Expected volatility [1]	80.13%
Grant date share price	$0.43
Expected dividend yield	Nil

Note:

1.	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following tables summarizes information about the Group’s options outstanding at March 31, 2016 and 2015:

2016	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
	Number of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.48	600,000	0.48	4.96	–	–	–
0.50	3,627,500	0.50	3.91	1,211,172	0.50	3.91
0.72	200,000	0.72	3.46	133,334	0.72	3.46
0.89	1,180,500	0.89	2.95	770,166	0.89	2.97
1.77	4,200,000	1.77	2.46	4,200,000	1.77	2.46
3.00	475,000	3.00	1.25	475,000	3.00	1.25
	10,283,000	1.18	3.14	6,789,672	1.57	2.71

2015	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
		average	remaining	share	average	remaining
	Number of	exercise	contractual	purchase	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.72	200,000	0.72	4.46	66,667	0.72	4.46
0.89	1,180,500	0.89	3.95	401,834	0.89	3.96
1.77	4,412,400	1.77	3.39	4,412,400	1.77	3.39
3.00	1,757,100	3.00	0.79	1,757,100	3.00	0.79
15.44	27,000	15.44	0.96	27,000	15.44	0.96
	7,577,000	1.94	2.89	6,665,001	2.09	2.74

(d)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors, Chief Financial Officer and senior management including the Senior Vice President ("VP"), Corporate Development, VP, Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("PLP CEO"), Chairman of Pebble Mines Corp ("PMC Chair"), Senior VP, Corporate Affairs of the Pebble Partnership ("PLP Senior VP") and Company Secretary, was as follows:

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months ended March 31
Transaction	2016	2015 [3]
Compensation
Amounts paid to HDSI for services of KMP employed by HDSI [1]	$665	$415
Amounts paid and payable to KMP [2]	562	434
	1,227	849
Share-based compensation	77	266
Total compensation	$1,304	$1,115

Notes:

1.	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through Hunter Dickinson Services Inc. (refer (b)). In 2015, no executive directors’ fees were accrued or paid.
2.	The Group directly employs its independent directors, PLP CEO, PMC Chair and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees. In 2015, no independent directors’ fees were accrued or paid.
3.	The amounts paid to HDSI for services of KMP employees employed by HDSI for the three months ended March 31, 2015 has been changed from what was presented in the prior year in order to correct an immaterial disclosure error. There is no impact on the Group’s condensed consolidated interim statements of loss and comprehensive loss (income) or loss per share.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions and outstanding balances with HDSI were as follows:

	Three months ended March 31
Transactions	2016	2015
Services rendered by HDSI:	$1,060	$919
Technical	288	302
Engineering	37	102
Environmental	94	173
Socioeconomic	152	–
Other technical services	5	27
General and administrative	772	617
Management, corporate communications, secretarial, financial and administration [1]	612	445
Shareholder communication	160	172

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months ended March 31
Transactions	2016	2015
Reimbursement of third party expenses	150	218
Conferences and travel	44	42
Insurance	42	50
Office supplies and information technology	64	126

Total value of transactions	$1,210	$1,137

Note:

1.	In 2015, no executive directors’ fees were accrued or paid.

	March 31	December 31
Balances payable to HDSI	2016	2015
Entity with significant influence over the Group	$493	$677

9.	TRADE AND OTHER PAYABLES

	March 31	December 31
Falling due within the year	2016	2015
Trade	$4,047	$1,594
Other (note 6(b))	–	453
Total	$4,047	$2,047

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended March 31
	2016	2015
Loss attributable to common shareholders	$8,263	$6,246
Weighted average number of common shares outstanding (000s)	222,106	130,082

For the three months ended March 31, 2015, basic loss per share includes the effect of Special Warrants issued due to their mandatory conversion requirements with no additional payments being made by the holder. Diluted loss per share does not include the effect of 592,200 share purchase options and warrants, other than Special Warrants, outstanding as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

11.	EMPLOYMENT COSTS

During the three months ended March 31, 2016, the Group recorded $2,213 (2015: $2,244) in salaries and benefits, including share-based payments and amounts paid to HDSI (note 8(b)) for services provided to the Group by HDSI personnel. No executive directors’ fees were accrued or paid during the corresponding period in 2015.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2016 and 2015
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

12.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of March 31, 2016:

		Total
		(‘000s	)
Anchorage office lease (i)	US$	285
Pebble Project site lease (ii)		8
Total	US$	293
Total in Canadian dollars (iii)		$381

(i)	The initial 5 year lease term expires on October 31, 2016.
(ii)	Initial lease for hanger at site expires on May 1, 2016.
(iii)	Converted at closing rate of $1.2987 per US$ on March 31, 2016, as per the Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent, expressed in thousands, of approximately US$131 ($170). The term of the sub-lease expires on October 31, 2016.

(b)	Legal

The Group, through the Pebble Partnership, is advancing its multi-dimensional strategy to address the EPA’s preemptive regulatory action under Section 404(c) of the Clean Water Act, through litigation against the EPA contesting the EPA’s statutory authority to act pre-emptively under the Clean Water Act, and alleging violation of FACA and the unlawful withholding of documentation under the Freedom of Information Act. The Group has a contingent liability for additional legal fees and costs that may be due to the Group’s counsel should there be a successful outcome. However, the Group is unable to estimate or determine the length of time that each of the legal initiatives mentioned above will take to advance to specific milestone events or final conclusion. As of the reporting date, if there was a favourable outcome or settlement, the Company estimates there would potentially be additional legal fees of $13.2 million (US$10.2 million at closing Bank of Canada rate on March 31, 2016 of $1.2987 per US$) payable by the Company.

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